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EXHIBIT 99.2

To Our Shareholders,

I am happy to inform you that based on our discussions with some of our shareholders, we have added two amendments which will enhance our multiple voting share proposal from your perspective.

  (1)
  If Fairfax intends to issue more than 50% of its outstanding shares in a single transaction, the rights protecting the 41.8% voting power of the multiple voting shares from dilution will remain in force only if the share issuance is approved in advance by a majority of the votes in a vote by minority shareholders. If it is so approved, then until the next required ratification vote, that share issuance will not be included when calculating whether the number of outstanding shares is 125% or 150% of the number of outstanding shares at the beginning of the then relevant 5-year period. If it is not so approved but Fairfax proceeds with the share issuance, the voting power of the multiple voting shares will be diluted by the transaction and thereafter in the ordinary course and the voting power of 41.8% will not be preserved. So, this does not allow Fairfax to issue more than 50% of the shares outstanding for any one transaction without your support.

  (2)
  When, for whatever reason, I am neither Chairman nor CEO of Fairfax, continuation of the rights protecting the 41.8% voting power of the multiple voting shares from dilution is subject to a majority of the minority ratification vote held within five years after I am neither Chairman nor CEO. If ratification is not granted, the 41.8% voting power of the multiple voting shares will thereafter be diluted in the ordinary course by any future issue of voting shares. So, this protects you, when I am neither Chairman nor CEO, from going ahead with this proposal without your support.

The proposed amendments, as further enhanced by the above two provisions, will allow Fairfax to continue on the path we began together 30 years ago by ensuring that we maintain the ability to pursue careful acquisition-related growth without diminishing my ability to protect Fairfax's unique reputation and culture.

Full details regarding these changes to the proposed amendments to our articles are set out in the Supplement to Notice of Special Meeting and Management Proxy Circular accompanying this letter. The Board of Directors and I encourage you to vote in favour of this important matter for the future of Fairfax.

With these amendments, we have added additional controls which we are confident will be welcomed by all shareholders. To make sure that shareholders are broadly informed about these amendments, we are extending the date of our meeting from August 13 to August 24, 2015.

We very much appreciate your patience and ongoing support and we look forward to continuing to produce good long term results for all our shareholders.

With best wishes,

V. Prem Watsa
 Chairman and Chief Executive Officer

August 11, 2015

 SUPPLEMENT TO NOTICE OF SPECIAL MEETING
AND MANAGEMENT PROXY CIRCULAR
IN CONNECTION WITH A SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 24, 2015

Unless the context requires, the terms "Fairfax", "we", "us" and "our" refer to Fairfax Financial Holdings Limited. Information in this Supplement is given as of August 11, 2015, unless expressly indicated otherwise.

This supplement (the "Supplement") to the notice of special meeting and management proxy circular of Fairfax dated June 12, 2015, as supplemented on June 22, 2015 (the "Initial Circular") in respect of the special meeting of shareholders of Fairfax, as postponed to August 24, 2015 (the "Special Meeting"), supplements the Initial Circular. Except as otherwise set forth in this Supplement, the terms, conditions and provisions previously set forth in the Initial Circular continue to be applicable in all respects. Capitalized terms used in this Supplement that are defined in the Initial Circular have the meanings given to them in the Initial Circular.

Postponement of Special Meeting

On July 20, 2015, we announced the postponement of the Special Meeting originally scheduled for July 21, 2015. The postponement was made to allow more time for the holders of subordinate voting shares which have not been voted to vote their shares, and to allow our management to continue ongoing discussions with shareholders concerning the proposed amendment. On August 11, 2015, we announced a further postponement of the Special Meeting to August 24, 2015 to allow shareholders to consider the modifications described below.

Time and Place of Special Meeting

The Special Meeting will now be held at the offices of Torys LLP, 79 Wellington Street West, 33rd floor, Toronto, Canada on August 24, 2015 at 9:00 a.m. (Toronto time) for the purposes set out in the Notice of Special Meeting of Shareholders dated June 12, 2015.

Voting Your Shares

The deadline for proxies to be received is now 12:00 noon (Toronto time) on August 21, 2015 (or in the event of an adjournment or postponement, the last business day prior to the adjourned or postponed meeting). Shareholders who have already voted by having submitted a form of proxy or voting instruction form and do not wish to change their vote need not take any further action. Shareholders who have not yet voted are encouraged to vote, and shareholders who have already voted but wish to change their vote continue to have the right to revoke or change their proxies prior to the commencement of the Special Meeting in accordance with the procedures set forth below under the heading "Provisions Relating to Proxies".

Proposed Amendments to Special Resolution

As described in greater detail in the Initial Circular, we are convening the Special Meeting in order for our shareholders to consider and, if deemed appropriate, approve an amendment (the "Amendment") to our articles of incorporation (the "Articles") having the effect of (i) increasing the number of votes attached to the multiple voting shares from ten (10) votes to fifty (50) votes per multiple voting share, subject to adjustment in accordance with our current Articles and subject to certain limitations on the total number of votes represented by the multiple voting shares, including that the votes attached to the multiple voting shares represent no more than 41.8% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares, (ii) subjecting the vote increase described in item (i) above to a shareholder ratification procedure, (iii) creating provisions to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions, and (iv) making certain corresponding and factual updating amendments.

Management of Fairfax intends that a motion to amend the special resolution attached as Schedule A to the Initial Circular be made at the Special Meeting for the following purposes:

  (a)
  requiring an additional and accelerated shareholder ratification procedure to the Amendment (the "Special Issuance Provision") whereby if we intend to issue subordinate voting shares representing more than 50% of our outstanding subordinate voting shares and multiple voting shares in a transaction at any time (a "Special Issuance"), the rights protecting the 41.8% voting power of the multiple voting shares from dilution will remain in force only if the continuing effect of the Amendment following the Special Issuance has been approved in advance by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote). If the continuing effect of the Amendment is so approved, then until the next required Shareholder Ratification Vote has been held, the shares issued pursuant to the Special Issuance will not be included when calculating whether the number of shares outstanding at a certain time is 125% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether a Shareholder Ratification Vote has been triggered or 150% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether an accelerated Shareholder Ratification Vote has been triggered. If the continuing effect of the Amendment is not so approved (or if no shareholder vote was held, as required) but we proceed with the Special Issuance, the preservation of the 41.8% voting power attached to the multiple voting shares ceases with effect prior to the Special Issuance, and the voting power will be subject to dilution in the ordinary course in the same manner as if a Shareholder Ratification Vote was held and not approved immediately prior to the Special Issuance. The Special Issuance Provision is in addition to the shareholder ratification procedures described in "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Shareholder Ratification" in the Initial Circular; and

  (b)
  requiring an additional and accelerated shareholder ratification procedure to the Amendment (the "Special Confirmation Provision") whereby if Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer of Fairfax (defined to mean the Chairman or Chief Executive Officer), the rights protecting the 41.8% voting power of the multiple voting shares from dilution will remain in force only if the continuing effect of the Amendment following Mr. V. Prem Watsa ceasing to serve as a Key Officer of Fairfax is approved by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote) within five years of the date that Mr. V. Prem Watsa ceases to serve as a Key Officer. If the continuing effect of the Amendment is not so approved, the preservation of the 41.8% voting power attached to the multiple voting shares ceases with effect as of the date of the shareholder vote (or if no shareholder vote was held, as required, on the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer), and the voting power will be subject to dilution in the ordinary course. The Special Confirmation Provision is in addition to the shareholder ratification procedures described in "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Shareholder Ratification" in the Initial Circular.

Special Issuance Provision

The shareholder vote resulting from the Special Issuance Provision would further empower the holders of subordinate voting shares by enabling them to determine whether or not to permit the continuing application of the Amendment in the event of a Special Issuance — in addition to ratifying the continued application of the Amendment following issuances of subordinate voting shares above certain thresholds, either on a rolling five-year basis or, in certain circumstances, on an accelerated basis, as described in greater detail in "Description of the Multiple Voting Shares and Subordinate Voting Shares Following the Amendment — Shareholder Ratification" in the Initial Circular.

If a ratification vote is not approved pursuant to the Special Issuance Provision or if such a vote is not held, but we proceed with the Special Issuance, the 41.8% voting power of the multiple voting shares resulting from the Amendment, if still in effect, will become subject to dilution by the Special Issuance and any subsequent issuances of subordinate voting shares after the Special Issuance. More specifically, (i) the number of votes attached to each multiple voting share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding multiple voting shares represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding multiple voting shares and subordinate voting shares as was the case immediately prior to the date of the Special Issuance (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation); (ii) the 41.8% Limitation will cease to apply; and (iii) no further Shareholder Ratification Votes will be required to be held in the future.

An illustrative example is set out below of how the Special Issuance Provision may be triggered and the impact of a Special Issuance in determining when a Shareholder Ratification Vote would be triggered following implementation of the Amendment.

Scenario	Outcome

Initial Five-Year Term
As at September 1, 2015, there are 21,520,532 subordinate voting shares and 1,548,000 multiple voting shares issued and outstanding.
Between September 1, 2015 and June 1, 2020, 4,600,000 subordinate voting shares (20%) are issued.	Special Issuance Provision is not triggered (i.e. less than 50% dilution).
On June 15, 2020, 14,000,000 subordinate voting shares (61%) are issued in a single transaction.	Special Issuance Provision is triggered and minority shareholders' vote would have been required prior to the completion of the Special Issuance (i.e. 61% dilution).
Between June 16, 2020 and December 31, 2020, 900,000 subordinate voting shares (4%) are issued.	Special Issuance Provision is not triggered (i.e. less than 50% dilution).
End of initial five-year term (December 31, 2020).

The total number of subordinate voting shares issued during the initial five-year term is 19,500,000 (representing 85% aggregate dilution); however, the subordinate voting shares that were issued in accordance with the Special Issuance Provision on June 15, 2020 are not counted toward the overall dilution during the term for purposes of determining whether a Shareholder Ratification Vote is required (since the continuing effect of the Amendment following the Special Issuance was previously approved by the minority shareholders). Accordingly, only the remaining 5,500,000 subordinate voting shares are counted for this purpose. As a result, no Shareholder Ratification Vote is required at the end of the initial five-year term, as aggregate dilution during the term is only 24%.

Scenario	Outcome

Second Five-Year Term
As at September 1, 2015, there are 21,520,532 subordinate voting shares and 1,548,000 multiple voting shares issued and outstanding.

The relevant commencement date (and the date for calculating the number of shares outstanding) for purposes of calculating dilution for a Shareholder Ratification Vote remains September 1, 2015, because no Shareholder Ratification Vote was held during the previous five-year term (notwithstanding the shareholder approval required in connection with the Special Issuance).

Between January 1, 2021 and December 31, 2024, 2,300,000 subordinate voting shares (10%) are issued.

These 2,300,000 subordinate voting shares are aggregated with the 5,500,000 subordinate voting shares issued during the previous five-year term (since no Shareholder Ratification Vote was held during that period). Accordingly, aggregate dilution equals 34%.

End of second five-year term (December 31, 2025).	A Shareholder Ratification Vote is required at the annual general meeting held in 2026.

The commencement date in respect of the third five-year term is January 1, 2026 and the number of subordinate voting shares and multiple voting shares outstanding as at the start of the commencement date is 43,320,532 and 1,548,000, respectively, which includes all subordinate voting shares issued during the previous terms (including pursuant to the Special Issuance).

Special Confirmation Provision

The shareholder vote resulting from the Special Confirmation Provision would further empower the holders of subordinate voting shares by enabling them to determine whether or not to permit the continuing application of the Amendment following Mr. V. Prem Watsa ceasing to serve as a Key Officer of Fairfax. Such a vote will be required to be held no later than the fifth anniversary of Mr. V. Prem Watsa ceasing to serve as a Key Officer. If a ratification vote is not approved pursuant to the Special Confirmation Provision or if such a vote is not held by the fifth anniversary of Mr. V. Prem Watsa ceasing to serve as a Key Officer, the 41.8% voting power of the multiple voting shares resulting from the Amendment, if still in effect, will become subject to dilution by issuances of subordinate voting shares after the date of the failed vote, or such fifth anniversary where the vote is not held. More specifically, (i) the number of votes attached to each multiple voting share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding multiple voting shares represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding multiple voting shares and subordinate voting shares as was the case immediately prior to the date on which such ratification vote was held or such fifth anniversary, as applicable (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation); (ii) the 41.8% Limitation will cease to apply; and (iii) no further Shareholder Ratification Votes will be required to be held in the future. For greater certainty, the Special Confirmation Provision will only apply in the event Mr. V. Prem Watsa is neither Chairman nor Chief Executive Officer of Fairfax.

General

In a situation described above where the continuing effect of the Amendment is not ratified, all other provisions of the share conditions will nevertheless continue to apply, including the rights and protections that afford equal treatment to the holders of subordinate voting shares in the event of certain fundamental transactions involving Fairfax, and the restriction on the ability of a holder of multiple voting shares to obtain any economic premium, additional payment or collateral benefit in the event of the collapse of Fairfax's dual-class share capital structure. Moreover, the Governance Agreement will continue to apply following such date.

The Special Issuance Provision and the Special Confirmation Provision will cease to apply on the first date on which the number of votes attached to all of the issued and outstanding multiple voting shares (without giving effect to the limitations on the maximum percentage of votes represented by the multiple voting shares or any temporary reduction in votes pursuant to the share conditions) is equal to or less than 41.8% of the aggregate number of votes attached to all of the outstanding multiple voting shares and subordinate voting shares.

The motion to amend the special resolution is attached as Schedule A to this Supplement. Schedule B to this Supplement sets forth the attributes of the multiple voting shares and subordinate voting shares giving effect to the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision. A blackline showing the changes to the original Amendment contained in the Initial Circular is attached as Schedule C.

Recent Developments

On July 17, 2015, the Board met and received a report from management on the proxies submitted to date which indicated that sufficient votes had not been obtained for the Amendment to be approved. Management advised the Board that holders of a significant number of subordinate voting shares had not yet voted with respect to the Amendment and that discussions were ongoing with significant shareholders that had voted against the Amendment but might be prepared to change their votes in favour of the Amendment. Management also explained, in concept, the Special Issuance Provision, which reflected a concept previously raised by a significant institutional shareholder ("Shareholder A") to afford protection to minority shareholders in the event that Fairfax intended to complete a very significant share issuance. The Board adjourned the meeting and reconvened on July 20, 2015. At the meeting on July 20, 2015, management reported on the ongoing discussions with shareholders and the possibility of certain shareholders changing their vote in favour of the Amendment. The independent directors then met without Mssrs. V. Prem Watsa and Benjamin Watsa or members of management present to consider the postponement. Having already determined that the Amendment was in the best interests of Fairfax, the Board, with Mssrs. Watsa and Watsa abstaining, approved postponing the Special Meeting to August 13, 2015 to allow more time for shareholders to vote and for discussions with shareholders to continue.

Following postponement of the Special Meeting, between July 21 and July 28, 2015, Mr. Watsa and management engaged in discussions with Shareholder A. Shareholder A advised Fairfax that it would be in support of the Amendment, and change its vote, if the Amendment included the Special Issuance Provision.

Between July 13 and August 7, 2015, Mr. Watsa and management engaged in discussions with representatives of another of Fairfax's significant shareholders ("Shareholder B") which indicated that it would be prepared to support the Amendment if such amendment included the Special Confirmation Provision. During that same period, Mr. Watsa and management were also in discussions with a third significant shareholder ("Shareholder C") which was considering changing its vote to support the Amendment.

On August 8, 2015, the Special Committee met to consider the Special Issuance Provision and the Special Confirmation Provision and took notice of the fact that these modifications, each of which provides additional procedural protections in favour of the holders of subordinate voting shares, had been proposed by significant, institutional, minority shareholders who indicated that they would be prepared to vote in favour of the Amendment if these modifications were made to the Amendment. In attendance at the meeting were all members of the Special Committee and representatives of Osler and Blair Franklin. After having carefully considered these proposed modifications and after having sought and obtained advice from its independent legal and financial advisors, the Special Committee determined that the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement, are in the best interests of Fairfax and unanimously recommended that the Board approve the Amendment, as modified by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement and recommend to holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) that they vote in favour of the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision.

Later that same day, the Board met to receive an update from management regarding discussions with shareholders and to receive the recommendation of the Special Committee concerning the Special Issuance Provision and the Special Confirmation Provision. In attendance at the meeting were all of the Directors, and representatives of Torys and Osler. The Special Committee addressed the Board and (i) advised that it had determined that the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement, are in the best interests of Fairfax, and (ii) recommended that the Board adopt resolutions approving the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement, and recommend to holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) that they vote in favour of the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision.

The Board discussed the Special Issuance Provision and the Special Confirmation Provision and the recommendation of the Special Committee and also discussed the status of discussions with shareholders and the timing of the Special Meeting. The Board adjourned the meeting for members of the Board to consider the Special Issuance Provision and the Special Confirmation Provision, and whether to take any action with respect to any further postponement of the Special Meeting pending further information from management regarding the voting intentions of Shareholder C.

On August 10, 2015, the Board reconvened its meeting, with representatives of Torys and Osler in attendance. Management of Fairfax reported that Shareholder C had confirmed that it would be changing its vote to support the Amendment. The Board discussed the Special Issuance Provision and the Special Confirmation Provision and discussed the timing of the Special Meeting. After having carefully considered the proposed modifications and the recommendation of the Special Committee with respect to the modifications, the Board unanimously determined (with Prem Watsa and Benjamin Watsa abstaining from voting) that the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement, are in the best interests of Fairfax, and recommended holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote in favour of the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision. The Board also determined to postpone the Special Meeting to August 24, 2015 to allow shareholders sufficient time to consider the Special Issuance Provision and the Special Confirmation Provision.

Recommendation of the Board of Directors

As a result of its discussions and after careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has unanimously concluded (with Prem Watsa and Benjamin Watsa abstaining from voting) that the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision, and the Governance Agreement are in the best interests of Fairfax and unanimously recommends that holders of subordinate voting shares (other than Sixty Two, Mr. Watsa and their respective associated entities and affiliated entities) vote in favour of the Amendment, as amended by the Special Issuance Provision and the Special Confirmation Provision.

Provisions Relating to Proxies

A properly executed proxy delivered to our transfer agent, Valiant Trust Company, at Proxy Department, P.O. Box 34, Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if delivered by mail); at 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1 (if delivered by hand); at (416) 360-1646 or (855) 375-6916 (if delivered by fax); or online at https://proxy.valianttrust.com, so that it is received before 12:00 noon (Toronto time) on August 21, 2015 (or, in the event of an adjournment or postponement, the last business day prior to the adjourned or postponed meeting); or to the chairman or secretary of the special meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the special meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the direction given. In the absence of such direction, such proxy will be voted for the Amendment.

The form of proxy sent with the Initial Circular confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Special Meeting. At the date of this Supplement, our management knows of no such amendments, variations or other matters except as described above under "Proposed Amendments to Special Resolution".

The persons named in the proxy sent with the Initial Circular are two of our officers or directors. If you wish to appoint some other person to represent you at the Special Meeting, you may do so either by inserting such other person's name in the blank space provided in the proxy sent with the Initial Circular or by completing another form of proxy. Such other person need not be a shareholder.

Under governing law, only registered holders of our subordinate voting shares and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Special Meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company).

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, the Initial Circular and the form of proxy and are distributing copies of this Supplement (collectively, the "meeting materials") to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

  A.
  be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

  B.
  more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Special Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the Special Meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the Special Meeting or any adjournment or postponement thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Special Meeting.

Questions

If you have any questions or require assistance, please consult your professional advisors or contact D.F. King Canada, our Proxy Solicitation Agent, by toll-free telephone in North America at 1-866-822-1240 or collect call outside North America at 201-806-7301, or by email at inquiries@dfking.com.

Additional Information

Additional information relating to us is available on www.sedar.com under our name, Fairfax Financial Holdings Limited.

Approval

Our Board has approved the contents of this Supplement and the sending thereof to our shareholders.

By Order of the Board,
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Dated August 11, 2015

Any questions and requests for assistance may be directed to
Fairfax Financial Holdings Limited's Proxy Solicitation Agent:

North American Toll Free Phone:

1-866-822-1240

Banks, Brokers and collect calls: 201-806-7301
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@dfking.com

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7

 Schedule A

Amendment to Special Resolution

RESOLVED THAT:

1.
The special resolution attached as Schedule A to the management information circular of Fairfax Financial Holdings Limited dated June 12, 2015 be amended by deleting the words "as set out in Schedule B to the Management Proxy Circular" in paragraph 1 thereof with the words "as set out in Schedule B to the supplement dated August 11, 2015 to the Management Proxy Circular".

A-1

 Schedule B

Share Attributes

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

A.
The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

1.
Dividends

    The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

  2.
  Voting Rights

  (a)
  For the purposes of this clause (2):

      "Current Major Shareholders" means any of The Sixty Two Investment Company Limited and any subsidiary in respect of which The Sixty Two Investment Company Limited owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

      "Permitted Transactions" means, with respect to any particular issuer: i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder;

      "Qualifying Shareholding" means 1,548,000 Multiple Voting Shares;

      "Relevant Person" means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than the Corporation) or partnership that does not deal at arm's length (for purposes of the Tax Act) with the holder or any of the foregoing, in each case determined without regard to shares held by or through the Corporation;

      "Subsequent Major Shareholders" means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding;

      "Tax Act" means the Income Tax Act (Canada); and

      "Transfer Date" means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding.

    (b)
    Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to 50 votes for each Multiple Voting Share held, subject to the provisions of this clause (2) and clause (5), and the holders of the Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held.

    (c)
    The number of votes carried by the Multiple Voting Shares shall be automatically and permanently reduced to 1 vote per share on the first date on which any of the following circumstances exist:

    (i)
    neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

    (ii)
    Subsequent Major Shareholders did not, on or before the Transfer Date, make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid on or before the Transfer Date or agreed on or before the Transfer Date to be paid by any of the Subsequent Major Shareholders for any Multiple Voting Share;

    (iii)
    there has occurred after July 1, 1986, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

    (1) any issue or disposition of securities of any issuer, other than Permitted Transactions, or

    (2) any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which has resulted in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or such Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no such occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding. For the purpose of the foregoing sentence, if a Current Major Shareholder with respect to which there has been no such occurrence acquires Multiple Voting Shares within 60 days after any such occurrence, it shall be deemed to have owned such shares at the time of such occurrence; or

    (iv)
    there exists the situation which would have been described in (iii) above if the word "Current" had been replaced throughout with the word "Subsequent".

    (d)
    The number of votes carried by the Multiple Voting Shares shall be automatically reduced to 1 vote per share at any meeting of shareholders if the weighted average trading price of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price per share. In the preceding sentence, the Minimum Market Price means $4.00, provided that if any adjustment to the Conversion Price (as defined in the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares) would be required to be made pursuant to such rights, privileges, restrictions and conditions at any time or from time to time were any Series 1 Preferred Shares outstanding, a proportionate adjustment shall be made to the then existing Minimum Market Price.

    (e)
    Notwithstanding any other provision of these share conditions, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time shall be limited to represent at such time no more than the least of: (i) such number of votes that equals 41.8% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares, (ii) such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of the Corporation beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercise control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of the Corporation, and (iii) one less than such number of votes that would result in the Corporation being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Tax Act, provided that the Multiple Voting Shares shall at no time be entitled to less than 1 vote per share.

  3.
  Business Combination

  (a)
  For the purposes of this clause (3):

      "Business Combination" means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of the Corporation's shareholders entitled to vote thereon.

    (b)
    In the event of a Business Combination, other than a Pro Rata Transaction (as defined in clause (4) below), the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive.

  4.
  Multiple Voting Share Transaction

  (a)
  For the purposes of this clause (4):

      "Multiple Voting Share Transaction" means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

      "Pro Rata Transaction" means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Corporation pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Corporation or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Corporation represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

    (b)
    In the event of a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall in consideration for each Multiple Voting Share, pursuant to such Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on    •    , 2015, [The effective date of these articles of amendment to be inserted.] provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class) in connection therewith.

  5.
  Shareholder Ratification

  (a)
  For the purposes of this clause (5):

      "Commencement Date" means, subject to subclauses 5(e) and (f), (i)     •    , 2015 [The effective date of these articles of amendment to be inserted.], (ii) following the completion of the first Five Year Term, January 1, 2021, and (iii) thereafter, each January 1 immediately following the fifth December 31 occurring after a Commencement Date;

      "Five Year Term" means, subject to subclauses 5(e) and (f), (i) the period commencing on    •    , 2015 [The effective date of these articles of amendment to be inserted.] and ending on December 31, 2020, and (ii) thereafter, the period commencing on a Commencement Date and ending on the fifth December 31 occurring after that Commencement Date;

      "Independent Directors" means, at the relevant time of reference, the members of the board of directors of the Corporation who have been determined by the board of directors of the Corporation to be independent within the meaning of applicable securities legislation;

      "Key Officer" means Chairman or Chief Executive Officer of the Corporation;

      "Ratification Resolution" means a shareholder resolution ratifying the Multiple Voting Shares continuing to have 50 votes per share, and approval of a Ratification Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Ratification Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario));

      "Ratification Vote" means a shareholder vote held pursuant to subclauses 5(b), (c), (d) or (e) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

      "Special Confirmation Vote" means a shareholder vote held pursuant to subclause 5(h) at a meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

      "Special Issuance" means the issue in a transaction of Subordinate Voting Shares representing more than 50% of the aggregate number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time;

      "Special Issuance Resolution" means a shareholder resolution approving the Multiple Voting Shares continuing to have 50 votes per share following a Special Issuance, and approval of a Special Issuance Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting

      Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Special Issuance Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario)); and

      "Termination Event" means the earliest to occur of: (i) a Ratification Vote being held and a Ratification Resolution not being approved pursuant thereto; (ii) a Ratification Vote not being held at an annual meeting at which such a Ratification Vote was required to be held pursuant to this clause 5; and (iii) a deemed Termination Event pursuant to subclause 5(g) or 5(h) hereof.

    (b)
    If the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of such Five Year Term, then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such Five Year Term.

    (c)
    Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of a current Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on     •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such current Five Year Term.

    (d)
    Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any calendar year within the current Five Year Term (the "Acceleration Date") is greater than 150% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on    •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the Acceleration Date.

    (e)
    The Corporation may, upon approval by the board of directors of the Corporation, including the approval of at least two-thirds of the Independent Directors, elect to hold a Ratification Vote prior to the expiry of the then current Five Year Term.

    (f)
    Where a Ratification Vote is held and a Ratification Resolution is approved thereat pursuant to subclauses 5(d) or 5(e), thereafter a Commencement Date shall mean and be deemed to mean January 1 of the calendar year during which the Ratification Vote was held and each January 1 immediately following the fifth December 31 occurring after a Commencement Date; provided that if a Ratification Resolution is approved pursuant to subclause 5(e) at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares, any Subordinate Voting Shares issued pursuant to such approval shall be deemed to have been outstanding as of the first such Commencement Date for purposes of subclauses 5(b), (c) and (d) if the text of the Ratification Resolution so provides.

    (g)
    In the event that the Corporation proposes a Special Issuance, the Corporation shall hold a shareholder vote to consider and, if deemed advisable, approve a Special Issuance Resolution prior to such issuance. If the Special Issuance Resolution is approved, the Corporation may proceed with the Special Issuance and, until the next Ratification Vote has been held, the number of Subordinate Voting Shares issued pursuant to the Special Issuance shall be excluded from the calculation of the number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as of the last day of a Five Year Term for purposes of subclauses 5(b) and 5(c) and as of the last day of a calendar year for purposes of subclause 5(d). If the Special Issuance Resolution is not approved or if the Corporation does not hold a shareholder vote to consider a Special Issuance Resolution, but the Corporation nevertheless proceeds with the Special Issuance, then the failure to receive approval of the Special Issuance Resolution or to hold a shareholder vote to consider the Special Issuance Resolution shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Special Issuance Resolution was voted upon and not approved (which, for greater certainty, shall be prior to the Special Issuance), or, where no such shareholder meeting was held to consider a Special Issuance Resolution, the date immediately prior to the Special Issuance. For greater certainty, a vote upon a Special Issuance Resolution shall not result in the start of a new Five Year Term.

    (h)
    In the event that Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer, the Corporation shall hold a Special Confirmation Vote not later than the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer. Where the Special Confirmation Vote is held and a Ratification Resolution is not approved pursuant to such vote or if the Corporation does not hold a Special Confirmation Vote within the timeframe required pursuant to this subclause 5(h), then the failure to receive approval of the Ratification Resolution or to hold a Special Confirmation Vote shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Ratification Resolution was voted upon and not approved, or, where no such shareholder meeting was held to consider the Ratification Resolution, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer.

    (i)
    Immediately following a Termination Event and without further act or formality, (i) the number of votes attached to each Multiple Voting Share shall equal that number of votes (which may include a fraction) such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such Termination Event represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such Termination Event (including giving effect to any limitation in subclause 2(e)(i) but not any limitation in subclauses 2(e)(ii) or (iii)); (ii) the limitation in subclause 2(e)(i) shall cease to apply; and (iii) the provisions of this clause 5, including subclause 5(g), shall cease to apply and no further Ratification Votes or Special Confirmation Votes will be required. For greater certainty, all other provisions of these share conditions shall continue to apply following such Termination Event, including the limitations in subclauses 2(e)(ii) and (iii).

    (j)
    The provisions of this clause 5, including subclause 5(g), and the limitation in subclause 2(e)(i) shall cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitation in subclause 2(e) or any temporary reduction pursuant to subclause 2(d)) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

  6.
  Restrictions on Creation and Issue of Voting Shares

    The Corporation shall not create any class of shares or any additional series of Preferred Shares carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorised Series 1 Preferred Shares or Series 2 Preferred Shares without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares. In addition, the Corporation shall not issue any additional Multiple Voting Shares.

  7.
  Conversion Right attaching to the Multiple Voting Shares

    Each holder of Multiple Voting Shares shall be entitled at his or her option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him or her converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this clause (7) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his or her duly authorised attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

  8.
  Subdivision and Consolidation

    Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

  9.
  Additional Issue

    The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities or property of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

  10.
  Modification

    The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by: (i) the holders of the shares of each class, either by the vote of two-thirds of the votes cast at a meeting of the holders of such class or by an instrument or instruments in writing signed by the holders of all the outstanding shares of such class, and (ii) any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

  11.
  Rights on Liquidation

    Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.

 Schedule C

Amendment Blackline

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

A.
The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

1.
Dividends

    The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

  2.
  Voting Rights

  (a)
  For the purposes of this clause (2):

      "Current Major Shareholders" means any of The Sixty Two Investment Company Limited and any subsidiary in respect of which The Sixty Two Investment Company Limited owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

      "Permitted Transactions" means, with respect to any particular issuer: i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder;

      "Qualifying Shareholding" means 1,548,000 Multiple Voting Shares;

      "Relevant Person" means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than the Corporation) or partnership that does not deal at arm's length (for purposes of the Tax Act) with the holder or any of the foregoing, in each case determined without regard to shares held by or through the Corporation;

      "Subsequent Major Shareholders" means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding;

      "Tax Act" means the Income Tax Act (Canada); and

      "Transfer Date" means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding.

    (b)
    Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to 50 votes for each Multiple Voting Share held, subject to the provisions of this clause (2) and clause (5), and the holders of the Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held.

    (c)
    The number of votes carried by the Multiple Voting Shares shall be automatically and permanently reduced to 1 vote per share on the first date on which any of the following circumstances exist:

    (i)
    neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

    (ii)
    Subsequent Major Shareholders did not, on or before the Transfer Date, make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid on or before the Transfer Date or agreed on or before the Transfer Date to be paid by any of the Subsequent Major Shareholders for any Multiple Voting Share;

    (iii)
    there has occurred after July 1, 1986, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

    (1) any issue or disposition of securities of any issuer, other than Permitted Transactions, or

    (2) any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which has resulted in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or such Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no such occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding. For the purpose of the foregoing sentence, if a Current Major Shareholder with respect to which there has been no such occurrence acquires Multiple Voting Shares within 60 days after any such occurrence, it shall be deemed to have owned such shares at the time of such occurrence; or

    (iv)
    there exists the situation which would have been described in (iii) above if the word "Current" had been replaced throughout with the word "Subsequent".

    (d)
    The number of votes carried by the Multiple Voting Shares shall be automatically reduced to 1 vote per share at any meeting of shareholders if the weighted average trading price of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price per share. In the preceding sentence, the Minimum Market Price means $4.00, provided that if any adjustment to the Conversion Price (as defined in the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares) would be required to be made pursuant to such rights, privileges, restrictions and conditions at any time or from time to time were any Series 1 Preferred Shares outstanding, a proportionate adjustment shall be made to the then existing Minimum Market Price.

    (e)
    Notwithstanding any other provision of these share conditions, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time shall be limited to represent at such time no more than the least of: (i) such number of votes that equals 41.8% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares, (ii) such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of the Corporation beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercise control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (calculated after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of the Corporation, and (iii) one less than such number of votes that would result in the Corporation being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Tax Act, provided that the Multiple Voting Shares shall at no time be entitled to less than 1 vote per share.

  3.
  Business Combination

  (a)
  For the purposes of this clause (3):

      "Business Combination" means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of the Corporation's shareholders entitled to vote thereon.

    (b)
    In the event of a Business Combination, other than a Pro Rata Transaction (as defined in clause (4) below), the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall have the right to receive, or the right to elect to receive, an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive.

  4.
  Multiple Voting Share Transaction

  (a)
  For the purposes of this clause (4):

      "Multiple Voting Share Transaction" means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.

      "Pro Rata Transaction" means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of the Corporation pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of the Corporation or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in the Corporation represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.

    (b)
    In the event of a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall in consideration for each Multiple Voting Share, pursuant to such Multiple Voting Share Transaction, only receive one Subordinate Voting Share. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, shall not be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions as in effect on    •    , 2015, [The effective date of these articles of amendment to be inserted.] provided that for purposes of clause (a) of such definition, the Multiple Voting Shares and Subordinate Voting Shares shall be considered a single class) in connection therewith.

  5.
  Shareholder Ratification

  (a)
  For the purposes of this clause (5):

      "Commencement Date" means, subject to subclauses 5(e) and (f), (i)     •    , 2015 [The effective date of these articles of amendment to be inserted.], (ii) following the completion of the first Five Year Term, January 1, 2021, and (iii) thereafter, each January 1 immediately following the fifth December 31 occurring after a Commencement Date;

      "Five Year Term" means, subject to subclauses 5(e) and (f), (i) the period commencing on    •    , 2015 [The effective date of these articles of amendment to be inserted.] and ending on December 31, 2020, and (ii) thereafter, the period commencing on a Commencement Date and ending on the fifth December 31 occurring after that Commencement Date;

      "Independent Directors" means, at the relevant time of reference, the members of the board of directors of the Corporation who have been determined by the board of directors of the Corporation to be independent within the meaning of applicable securities legislation;

      "Key Officer" means Chairman or Chief Executive Officer of the Corporation;

      "Ratification Resolution" means a shareholder resolution ratifying the Multiple Voting Shares continuing to have 50 votes per share, and approval of a Ratification Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Ratification Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario));

      "Ratification Vote" means a shareholder vote held pursuant to subclauses 5(b), (c), (d) or (e) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

      "Special Confirmation Vote" means a shareholder vote held pursuant to subclause 5(h) at a meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution;

      "Special Issuance" means the issue in a transaction of Subordinate Voting Shares representing more than 50% of the aggregate number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares at such time;

      "Special Issuance Resolution" means a shareholder resolution approving the Multiple Voting Shares continuing to have 50 votes per share following a Special Issuance, and approval of a Special Issuance Resolution means approval by a simple majority of the votes cast by minority holders of Subordinate Voting

      Shares, voting separately as a class; and in determining the simple majority of the minority approval for a Special Issuance Resolution, the Corporation shall exclude the votes attached to the Subordinate Voting Shares that, to the knowledge of the Corporation, or its directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of the Corporation; and (iv) the officers and directors of the Corporation and their associates (as defined in the Securities Act (Ontario)); and

      "Termination Event" means the earliest to occur of: (i) a Ratification Vote~~" means a shareholder vote~~ being held and a Ratification Resolution not being approved pursuant thereto; (ii) a Ratification Vote not being held at an annual meeting at which such a Ratification Vote was required to be held pursuant to this clause ~~(5) at an annual meeting of shareholders of the Corporation to consider and, if deemed advisable, approve a Ratification Resolution~~5; and (iii) a deemed Termination Event pursuant to subclause 5(g) or 5(h) hereof.

    (b)
    If the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of such Five Year Term, then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such Five Year Term.

    (c)
    Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of a current Five Year Term is greater than 125% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on     •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the end of such current Five Year Term.

    (d)
    Where a Ratification Vote was not required to be held in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the last day of any calendar year within the current Five Year Term (the "Acceleration Date") is greater than 150% of the aggregate number of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares on the Commencement Date of the most recent Five Year Term during which a Ratification Vote was held (or if a Ratification Vote has never been held, on    •    , 2015 [The effective date of these articles of amendment to be inserted.]), then the Corporation shall hold a Ratification Vote at the next annual meeting of shareholders of the Corporation immediately following the Acceleration Date.

    (e)
    The Corporation may, upon approval by the board of directors of the Corporation, including the approval of at least two-thirds of the Independent Directors, elect to hold a Ratification Vote prior to the expiry of the then current Five Year Term.

    (f)
    Where a Ratification Vote is held and a Ratification Resolution is approved thereat pursuant to subclauses 5(d) or 5(e), thereafter a Commencement Date shall mean and be deemed to mean January 1 of the calendar year during which the Ratification Vote was held and each January 1 immediately following the fifth December 31 occurring after a Commencement Date; provided that if a Ratification Resolution is approved pursuant to subclause 5(e) at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares, any Subordinate Voting Shares issued pursuant to such approval shall be deemed to have been outstanding as of the first such Commencement Date for purposes of subclauses 5(b), (c) and (d) if the text of the Ratification Resolution so provides.

    (g)
    In the event that the Corporation proposes a Special Issuance, the Corporation shall hold a shareholder vote to consider and, if deemed advisable, approve a Special Issuance Resolution prior to such issuance. If the Special Issuance Resolution is approved, the Corporation may proceed with the Special Issuance and, until the next Ratification Vote has been held, the number of Subordinate Voting Shares issued pursuant to the Special Issuance shall be excluded from the calculation of the number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as of the last day of a Five Year Term for purposes of subclauses 5(b) and 5(c) and as of the last day of a calendar year for purposes of subclause 5(d). If the Special Issuance Resolution is not approved or if the Corporation does not hold a shareholder vote to consider a Special Issuance Resolution, but the Corporation nevertheless proceeds with the Special Issuance, then the failure to receive approval of the Special Issuance Resolution or to hold a shareholder vote to consider the Special Issuance Resolution shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Special Issuance Resolution was voted upon and not approved (which, for greater certainty, shall be prior to the Special Issuance), or, where no such shareholder meeting was held to consider a Special Issuance Resolution, the date immediately prior to the Special Issuance. For greater certainty, a vote upon a Special Issuance Resolution shall not result in the start of a new Five Year Term.

    (h)
    In the event that Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer, the Corporation shall hold a Special Confirmation Vote not later than the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer. Where the Special Confirmation Vote is held and a Ratification Resolution is not approved pursuant to such vote or if the Corporation does not hold a Special Confirmation Vote within the timeframe required pursuant to this subclause 5(h), then the failure to receive approval of the Ratification Resolution or to hold a Special Confirmation Vote shall be deemed to be a Termination Event occurring as of the date of the shareholder meeting at which the Ratification Resolution was voted upon and not approved, or, where no such shareholder meeting was held to consider the Ratification Resolution, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer.

    (i)
    ~~(g) Where a Ratification Vote is held and a Ratification Resolution is not approved, or where at an annual meeting of shareholders a Ratification Vote was required to be held but was not held, immediately thereafter~~Immediately following a Termination Event and without further act or formality, (i) the number of votes attached to each Multiple Voting Share shall equal that number of votes (which may include a fraction) such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such ~~Ratification Vote or such failure to hold a Ratification Vote~~Termination Event represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such ~~Ratification Vote~~Termination Event (including giving effect to any limitation in subclause 2(e)(i) but not any limitation in subclauses 2(e)(ii) or (iii)); (ii) the limitation in subclause 2(e)(i) shall cease to apply; and (iii) the provisions of this clause ~~(5)~~5, including subclause 5(g), shall cease to apply and no further Ratification Votes or Special Confirmation Votes will be required. For greater certainty, all other provisions of these share conditions shall continue to apply following such ~~Ratification Vote or such failure to hold a Ratification Vote~~Termination Event, including the limitations in subclauses 2(e)(ii) and (iii).

    (j)
    ~~(h)~~ The provisions of this clause ~~(5~~5, including subclause 5(g), and the limitation in subclause 2(e)(i) shall cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitation in subclause 2(e) or any temporary reduction pursuant to subclause 2(d)) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.

  6.
  Restrictions on Creation and Issue of Voting Shares

    The Corporation shall not create any class of shares or any additional series of Preferred Shares carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorised Series 1 Preferred Shares or Series 2 Preferred Shares without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares. In addition, the Corporation shall not issue any additional Multiple Voting Shares.

  7.
  Conversion Right attaching to the Multiple Voting Shares

    Each holder of Multiple Voting Shares shall be entitled at his or her option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him or her converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this clause (7) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his or her duly authorised attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

  8.
  Subdivision and Consolidation

    Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

  9.
  Additional Issue

    The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities or property of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

  10.
  Modification

    The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by: (i) the holders of the shares of each class, either by the vote of two-thirds of the votes cast at a meeting of the holders of such class or by an instrument or instruments in writing signed by the holders of all the outstanding shares of such class, and (ii) any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.

  11.
  Rights on Liquidation

    Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.

QuickLinks

  EXHIBIT 99.2
SUPPLEMENT TO NOTICE OF SPECIAL MEETING AND MANAGEMENT PROXY CIRCULAR IN CONNECTION WITH A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 24, 2015
Schedule A Amendment to Special Resolution
Schedule B Share Attributes
Schedule C Amendment Blackline